                   [BERKSHIRE HILLS BANCORP, INC. LETTERHEAD]


                                January 12, 2007

VIA EDGAR AND FACSIMILE
-----------------------

Mr. Donald Walker
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

RE:      Berkshire Hills Bancorp, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2005
         Form 10-Q for the Quarterly Periods Ended March 31, 2006, June 30, 2006 and September 30, 2006
         File No. 0-58514

Dear Mr. Walker:

         We have received your letter dated December 28, 2006, regarding comments on the above filings. We appreciate your review and are providing responses to each of the comments. To facilitate your review, we have repeated each of your comments followed by our response.


FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005:
------------------------------------------------------

CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------

ACCOUNTING FOR DERIVATIVES, PAGE 44
-----------------------------------

COMMENT NO. 1:
--------------

        For each type of hedging relationship outstanding during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133, as applicable. In your response, please specifically address the following for each type of hedging relationship:

        o   the nature and specific terms of the hedged item or transaction;

Mr. Donald Walker
January 12, 2007
Page 2

        o   the nature and specific terms of the derivative instrument;
        o   the specific documented risk being hedged;
        o the quantitative measures you use to assess effectiveness at inception and on an ongoing basis; and
        o   the quantitative measures you use to measure ineffectiveness.

RESPONSE TO COMMENT NO. 1:
--------------------------

         There were two types of hedging relationships outstanding during the periods presented. They are described in Note 12 of the Financial Statements, on page 61 of the Form 10-K. At inception of each hedge, formal documentation of the hedging relationship and the Company's risk management objective and strategy for undertaking the hedge was completed. The documentation addressed the following: identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the hedging instrument's effectiveness in offsetting the exposure to the hedged risk will be assessed. This is further explained in the bullet points below.

         The first type of hedging relationship is an interest rate swap which is designated as a cash flow hedge in accordance with Paragraph 28 of SFAS 133:

        o The hedged items consist of a portion ($5 million) of the Company's prime-based, revolving home equity loan portfolio. These loans receive monthly interest based on a constant margin (normally zero percent) over a base rate of prime which varies as prime varies. The portfolio balance related to this hedge was approximately $60 million at December 31, 2005. The balances of these loans fluctuate but are always significantly in excess of $5 million. The related lines of credit are long- term commitments, generally with commitment maturities exceeding five years.

        o The related derivative instrument used to hedge the variability of cash flows on the home equity loans was an interest rate swap agreement with a notional amount of $5 million. Under the swap agreement, the Company pays monthly a variable rate of prime and receives monthly a fixed interest rate of 7.64%. This swap agreement matures on May 7, 2007. The fair value of the swap agreement at inception was zero.

        o The quantitative measures used to assess effectiveness at inception included the matched (prime-based) terms of the variable interest rates on the loans and on the swap agreement derivative, the balances of the loans being in excess of the notional amount of the swap agreement, the revolving maturity dates of the loans providing sufficient loan balances over the term of the swap agreement, and the matched monthly payment dates of the loans and the swap agreement. The only relevant measure that changes over time is the balance of the home equity loan portfolio, which is monitored on an ongoing basis to ensure the notional amount of the swap agreement exceeds the hedged loan balances.

Mr. Donald Walker
January 12, 2007
Page 3

        o The quantitative measure used to measure ineffectiveness is a comparison of the hedged loan balances with the notional amount of the swap agreement. If ineffectiveness is apparent, it is measured by a present value analysis of the monthly timing difference between loan interest payment cash flows and derivative cash flows. No ineffectiveness has been recorded to date.

       The second type of hedging relationship includes two interest rate swap agreements which are designated as fair value hedges in accordance with Paragraphs 20 and 21 of SFAS 133:

        o The hedged items consist of two pools of the Company's fixed-rate, brokered certificates of deposit portfolio. At inception of the hedges, each pool had a balance of $10 million. One of the $10 million pools matures on October 24, 2013, and the other matures on April 15, 2014. The fixed interest rates of these certificates step up over time according to a contractual schedule, and were 4.50% and 4.25%, respectively, at December 31, 2005. Interest is paid semi-annually. Due to death redemptions, the December 31, 2005 total balance of these two pools was approximately $19.250 million. Death redemptions are the only early withdrawal events recorded on the certificates.

        o The related derivative instruments used to hedge the variability in fair value of the fixed-rate certificates are two interest rate swap agreements, each in the amount of $10 million, under which the Company receives semi-annually a fixed rate of interest (4.5% and 4.25%, respectively, at December 31, 2005) and pays a variable rate of interest based on LIBOR, with no floor or ceiling. The frequency of the of interest payments on each swap agreement matches the frequency of interest payments on the respective hedged certificates. The receive rate steps up according to the same contractual schedule as the hedged certificate pools. The maturities of the swap agreements match the maturities of the certificates. The fair values of the swap agreements at inception were zero.

        o The quantitative measures used to assess effectiveness at inception included the matched balances of the certificates and the notional amounts of the related swap agreements, the matched terms of the stepped interest rates on the certificates and on the swap agreements the matched maturity dates of the certificates and swap agreements, and the matched payment dates of the certificates and swap agreements. The only relevant measure that may change over time, and therefore impact hedge effectiveness, is the balance of the certificates within the pools, which may decrease due to death redemptions. These balances are monitored on an ongoing basis. At inception, the certificates were determined to be perfectly hedged.

        o The quantitative measure used to measure effectiveness is a comparison of the certificate balances and the notional amounts of the related swap agreements. Because the pools have declined due to death redemptions, there is a small but

Mr. Donald Walker
January 12, 2007
Page 4

                  increasing difference between the certificate balances and the notional amounts of the related swap agreements. At December 31, 2005, this aggregate difference was approximately $750,000. This produced a hedge ineffectiveness of approximately 3.75%. The total fair market value loss on the swap agreements at December 31, 2005 was approximately $699,000, and the portion attributable to the above ineffectiveness was approximately $26,000. This amount was deemed to be immaterial and was not recorded to the income statement.

COMMENT NO. 2:
--------------

         Please tell us the nature of the hedging relationships for which you apply the short-cut method or matched terms approach for assuming no ineffectiveness. Tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

RESPONSE TO COMMENT NO. 2:
--------------------------

         The Company does not apply the short-cut method for any of its hedging relationships.

OCTOBER 24, 2006 FORM 8-K:
--------------------------

EXHIBITS 99.1 - PRESS RELEASE DATED OCTOBER 24, 2006
----------------------------------------------------

COMMENT NO. 3:
--------------

         We note your statement on page 6 that adjusting for the delay in the second quarter FHLBB dividend third quarter core earnings per diluted shares increased to $.51 and third quarter GAAP results were a loss of $.25 per diluted share. Based on your statement that the catch-up dividend totaled $.03 per diluted share after tax, it appears that earnings adjusted for the delay in the second quarter FHLBB dividend does not clearly reconcile to the related GAAP net income per share disclosed or the core income per diluted share that is reconciled to GAAP net income per share on page 3. In future Forms 8-K please address the following with respect to each non-GAAP financial measure disclosed:

        o ensure that it is accompanied by a presentation of the most directly comparable GAAP financial measure;
        o provide a clear quantitative reconciliation to the most directly comparable GAAP financial measure; and
        o as non-GAAP per share measures do not depict amounts that accrue directly to shareholders' benefit, ensure that this is clear to the reader.

         Please provide us with an example of your proposed future disclosure. Refer to Item 100 of Regulation G.

Mr. Donald Walker
January 12, 2007
Page 5

         RESPONSE TO COMMENT NO. 3:
         --------------------------

         We note that there was a statement on page 9 regarding the company's use of non-GAAP measures as supplements to the GAAP measures. An example of our proposed future disclosure regarding the quarterly core earnings is as follows:

         The Company reported core net income per diluted share of $0.54 in the most recent quarter, compared to $0.47 in the linked quarter. Third quarter GAAP results were a loss of $.25 per diluted share, compared to net income of $.51 per share in the linked quarter. A reconciliation of core net income and GAAP net income is presented in an exhibit to the financial statements. Income in the most recent quarter included a catch-up dividend from the FHLBB totaling $420 thousand ($0.03 per diluted share after-tax) which made up for the interruption in the dividend in the prior quarter. Normalizing for the delay in the second quarter FHLBB dividend (as if it had been received in the second quarter rather than in the third quarter), normalized third quarter core earnings per diluted share would have increased at an 8% annualized rate to $.51, compared to $.50 in the second quarter. The Company has not adjusted its GAAP net income or its core net income for the delay in the FHLBB dividend.

         Additionally, we propose to amend the discussion of non-GAAP financial measures at the bottom of page 9, to add an additional sentence at the end of the paragraph as follows:

         This press release contains certain non-GAAP financial measures in addition to results presented in accordance with Generally Accepted Accounting Principles ("GAAP"). The Company's management uses certain non-GAAP measures for operational and investment decisions and believes that these measures are among several useful measures for understanding its operating results, performance trends, and financial condition. These measures should not be construed as a substitute for GAAP measures; they should be read and used in conjunction with the Company's GAAP financial information. A reconciliation of non-GAAP financial measures to GAAP measures is included in the accompanying financial tables and elsewhere in this release. In all cases, it should be understood that non-GAAP per share measures do not depict amounts that accrue directly to the benefit of shareholders.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2006:
------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 2006 AND DECEMBER 31, 2005,
------------------------------------------------------------------------------
PAGE 20
-------

COMMENT NO. 4:
--------------

         We note disclosure on page 22 that you re-evaluated your loan loss methodology related to pools of nonperforming loans. So that we can better understand your current methodology, please tell us how your analysis of the probable rate of loan losses over the expected average life

Mr. Donald Walker
January 12, 2007
Page 6

of each loan pool helped you derive the loss factors which would result in your estimate of losses incurred as of the period-end. Your response should bridge the gap between deriving the average annual expected loss rate and the portfolio estimated loss factor. Please tell us to what degree regulators were involved in your decision to increase your allowance.

RESPONSE TO COMMENT NO. 4:
--------------------------

         The Company's decision to increase its loan loss allowance was based on the Company's analysis of the loan losses inherent in the portfolio as of the financial statement date. Regulators had no involvement in the Company's decision to increase its loan loss allowance.

         The estimated loss factor for each pool of loans was based on the product of the average annual expected loss rate and the estimated average life of the related loan pool. The reserve on commercial real estate loans was set at 1.60% of outstanding loans based on an estimate of annual losses approximating 0.46% of average loans and an estimated average portfolio life of approximately
3.5 years. The reserve on commercial construction and development loans was set at 1.70% based on an annual loss estimate approximating 0.85% of average loans and an estimated average portfolio life of approximately 2.0 years. The reserve on commercial business loans was set at 2.45% based on an annual loss estimate approximating 0.98% of average loans and an estimated average portfolio life of approximately 2.5 years. The reserve on residential mortgage loans was set at 0.28% based on an annual loss estimate approximating 0.07% of average loans and an estimated average portfolio life of approximately 4.0 years. The reserve on total consumer loans was set at 0.64% based on an annual loss estimate approximating 0.21% of average loans and an estimated average portfolio life of approximately 3.0 years.

                                    * * * * *

        If you have any questions about our responses or require any additional information, please do not hesitate to call me at (413) 236-3194.

                                       Very truly yours,

                                       BERKSHIRE HILLS BANCORP, INC.


                                       By: /s/ Michael P. Daly
                                           -------------------------------------
                                           Michael P. Daly
                                           President and Chief Executive Officer


cc:     Joyce Sweeney, Securities and Exchange Commission
        John S. Millet, Chief Financial Officer, Berkshire Hills Bancorp, Inc. Jean M. Joy, Wolf & Company, P.C.
        Lawrence M. F. Spaccasi, Muldoon Murphy & Aguggia LLP
        Scott A. Brown, Muldoon Murphy & Aguggia LLP